Exhibit 21.1

SYNTHETIC BIOLOGICS, INC. SUBSIDIARIES

The following table lists all of the subsidiaries of Synthetic Biologics, Inc. and the jurisdiction of incorporation of each subsidiary. Each subsidiary does business under its corporate name indicated in the table.

Subsidiary Name	Ownership	Jurisdiction of Incorporation
Pipex Therapeutics, Inc.	Wholly owned	Delaware
Effective Pharmaceuticals, Inc.	Wholly owned	Delaware
Solovax, Inc.	Majority-owned	Delaware
CD4 Biosciences, Inc.	Majority-owned	Delaware
Epitope Pharmaceuticals, Inc.	Majority-owned	Delaware
Healthmine, Inc.	Wholly owned	Delaware
Putney Drug Corp.	Wholly owned	Delaware
Synthetic Biomics, Inc.	Majority-owned	Nevada

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